Exhibit 99.12

TOWER ONE SECURES $ 5 MILLION USD LINE OF CREDIT

VANCOUVER, BC, Canada –March 21, 2017 – Tower One Wireless Corp (CSE: TO) (OTC: TOWTF) (Frankfurt: A2AFT9) (the “Company”) announces it has secured a $ 5 Million USD rolling line of credit from Executive Investment Partners LLC (“EIP”) of Miami, Florida. The line of credit will have a 10% annual interest rate and will be used for the purchase and construction of towers.

Alex Ochoa states “Tower One will utilize this Line of Credit to build towers with lease cash flow that will be able to service the Line of Credit’s interest rate. This will allow Tower One to grow our business in a non-dilutive fashion. This infusion of credit will give the company a runway for approximately 100 additional towers.” Alex Ochoa further noted “The company has participated in several major tower bids in early Q1 and anticipates the results shortly, having this Line of Credit will allow us expedite any new tower contracts.”

About Executive Investment Partners LLC

Executive Investment Partners, LLC is a diversified investment company based in Miami, Florida with holdings in various industries including Aviation, Mortgage Banking, Technology, Insurance, Real Estate and Retail Services. Notable transactions include the sale of Miami Executive Aviation LLC to Ross Aviation which was later acquired by Landmark Aviation a Carlyle Group portfolio company. Portfolio holding American Bancshares is a private online mortgage lender that loans over $450 Million USD per year.

About Tower One Wireless Corp

Tower One builds, owns, and leases a portfolio of wireless infrastructure assets to wireless carriers on long term contracts. Tower One is the only publicly traded small cap entry in to the tower and wireless infrastructure industry. Tower One is operated by a team of telecom and finance professionals with a long history in the telecom and wireless infrastructure business. At Managements election 30 million shares issued to Tower One Management cannot be sold for 3 years. Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion in Latin America.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For further information, please contact:

Robert “Nick” Horsley, Director

nick@toweronewireless.com

(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Trading in the securities of the Company should be considered highly speculative.

All information in this press release concerning T1 has been provided for inclusion herein by T1. Although the Company has no knowledge that would indicate that any information contained herein concerning T1 is untrue or incomplete, the Company assumes no responsibility for the accuracy or completeness of any such information.